JPMORGAN CHASE PROXY DISCUSSION TOPICS

2015 Proxy

April 2015

JPMorgan Chase & Co.

Matters to be voted on

(A) **Management proposals**

> **The Board of Directors recommends you vote <u>FOR</u> each director nominee and FOR the following proposals:**

1. Election of directors

2. Advisory resolution to approve executive compensation

3. Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm

4. Approval of Amendment to Long-Term Incentive Plan

(B) **Shareholder proposals**

> **The Board of Directors recommends you vote <u>AGAINST</u> each of the following shareholder proposals:**

5. Independent board chairman — require an independent Chair

6. Lobbying — report on policies, procedures and expenditures

7. Special shareowner meetings — reduce ownership threshold from 20% to 10%

8. How votes are counted — count votes using only for and against

9. Accelerated vesting provisions — report names of senior executives and value of equity awards that would vest if they resign to enter government service

10. Clawback disclosure policy — disclose whether the Firm recouped any incentive compensation from senior executives

JPMORGAN CHASE & CO.

Agenda

	Page
Management proposals	**2**
Shareholder proposals	8

JPMorgan Chase & Co.

For additional detail, see 2015 Proxy Statement pages 7-29

Proposal #1: Election of directors

The Board of Directors recommends you vote FOR each director nominee

Nominee	Age	Principal Occupation	Director Since	Committee Membership[1]
Linda B. Bammann	59	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[2]	2013	Public Responsibility; Risk Policy
James A. Bell	66	Retired Executive Vice President of The Boeing Company	2011	Audit
Crandall C. Bowles	67	Chairman of The Springs Company	2006	Audit; Public Responsibility (Chair)
Stephen B. Burke	56	CEO of NBC Universal, LLC	2004 Director of Bank One Corporation from 2003 to 2004	Compensation & Management Development; Corporate Governance & Nominating
James S. Crown	61	President of Henry Crown and Company	2004 Director of Bank One Corporation from 1991 to 2004	Risk Policy (Chair)
James Dimon	59	Chairman and CEO of JPMorgan Chase & Co.	2004 Chairman of the Board of Bank One Corporation from 2000 to 2004	
Timothy P. Flynn	58	Retired Chairman and CEO of KPMG	2012	Public Responsibility; Risk Policy
Laban P. Jackson, Jr.	72	Chairman and CEO of Clear Creek Properties, Inc.	2004 Director of Bank One Corporation from 1993 to 2004	Audit (Chair)
Michael A. Neal	62	Retired Vice Chairman of General Electric and Retired Chairman and CEO of GE Capital	2014	Risk Policy
Lee R. Raymond (Lead Independent Director)	76	Retired Chairman and CEO of Exxon Mobil Corporation	2001 Director of J.P. Morgan & Co. Incorporated from 1987 to 2000	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon	66	Retired Chairman and CEO of Johnson & Johnson	2005	Compensation & Management Development; Corporate Governance & Nominating (Chair)

[1] Principal standing committees
[2] Retired from JPMorgan Chase & Co. in 2005

- ✓ 11 directors, 10 independent
- ✓ 4 new directors since 2011, including 2 new Risk Policy Committee members since 2013
- ✓ Strong Lead Independent Director role
- ✓ Endorsed the Shareholder Director Exchange (SDX) Protocol in 2014

MANAGEMENT PROPOSALS

3

JPMorgan Chase & Co.

Proposal #2: Advisory resolution to approve executive compensation

The Board of Directors recommends you vote FOR this proposal

Compensation Discussion & Analysis Roadmap

1. How did we perform?	■ Business results: Strong underlying financial performance across each line of business while maintaining a fortress balance sheet and delivering sustained shareholder value ■ Risk & Control: Significant progress enhancing our controls, while reinforcing our culture of accountability ■ Customers & Clients: Strengthened our franchises by focusing on customers' and clients' experience ■ People Management & Leadership: Continued investment in developing our employees and strengthening our pipeline of leaders by taking a very proactive approach to succession planning	**Pages 33-37**
2. How do we assess performance and determine pay?	■ Proactive and rigorous approach to assessing performance against priorities enables the CMDC and Board to make fully informed decisions ■ Performance assessed using a holistic approach over a multi-year period in order to drive short-, medium-, and long-term shareholder value ■ Pay levels set commensurate with individual, line of business, and Firm performance, along with the need to attract and retain top talent	**Pages 38-40**
3. How did we pay our CEO and other NEOs?	■ Mr. Dimon and the other Named Executive Officers ("NEOs") delivered strong Firm, line of business and individual performance in 2014, continuing their momentum from 2013 ■ 2014 NEO pay levels were determined based on 2014 performance, historical performance, and positioning of our Firm for future success ■ Majority of NEO compensation is performance-based, and deferred into long-term equity, which is linked to stock price performance and subject to forfeiture	**Pages 41-50**
4. What are our pay practices?	■ Sound compensation philosophy drives compensation program features and related decision making at every level of the Firm ■ Executives do NOT receive any special benefits, special severance, golden parachutes or guaranteed bonuses ■ Stock ownership guidelines and retention requirements create strong alignment with shareholders ■ We actively seek feedback on pay practices from our shareholders and strongly consider it in making compensation related decisions	**Pages 51-53**
5. How do we address risk & control?	■ Strong corporate governance and independent Board oversight provides appropriate level of support and scrutiny of compensation program ■ Enhanced and extensive processes to discuss material risk and control issues that may potentially result in a compensation pool or individual impact ■ Senior and certain other employees are subject to strong clawback and recovery provisions to hold them accountable ■ Strict no hedging/pledging policy for executive officers to strengthen the alignment of such officers' economic interests with those of shareholders	**Pages 54-57**

JPMorgan Chase & Co.

For additional detail, see 2015 Proxy Statement pages 30-68

Proposal #2: Advisory resolution to approve executive compensation[1] (cont'd)

The Board of Directors recommends you vote FOR this proposal

Why should shareholders approve our Say on Pay?

1. Solid 2014 business performance continued to support sustained shareholder value

2. Pay and performance are determined using a well-governed, disciplined and holistic framework

3. Pay is commensurate with overall business and individual performance

4. Pay practices are aligned with the interests of shareholders

5. Pay and performance are tied to extensive risk and control features

EPS and TBVPS over time



Total shareholder return[2]



CEO pay versus business performance

Net Income Relative to CEO Pay



Return on Tangible Common Equity (ROTCE) Relative to CEO Pay



* Despite record net income in 2012, the Board significantly reduced Mr. Dimon's pay in response to CIO trading losses.

JPMorgan Chase generated more net income per dollar of CEO compensation than peers

% of Profits Paid to CEOs – Three Year Average (2011-2013)[3]
(Financial Services Peer Group)



JPMorgan Chase & Co.	Wells Fargo	Citigroup	Bank of America	Goldman Sachs	American Express	Morgan Stanley
0.09%	0.10%	0.13%	0.19%	0.37%	0.48%	0.54%

[1] See notes on non-GAAP financial measures on page 12
[2] Total shareholder return ("TSR") assumes reinvestment of dividends
[3] See note 2 on page 12

JPMorgan Chase & Co.

For additional detail, see 2015 Proxy Statement pages 69-73

Proposal #3: Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm

The Board of Directors recommends you vote FOR this proposal

- The members of the Audit Committee of the Board believe that continued retention of PwC as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders
- The Audit Committee annually reviews PwC's independence and performance in connection with the determination to retain PwC
- It is JPMorgan Chase's policy not to use PwC's services other than for audit, audit-related and tax services
- In accordance with SEC rules and PwC policies, lead and concurring audit partners are subject to rotation requirements to limit the number of consecutive years of service to five years for an individual partner. The current lead PwC engagement partner was designated commencing with the 2011 Audit and is expected to serve in that capacity through the end of the 2015 audit

MANAGEMENT PROPOSALS

6

JPMORGAN CHASE & CO.

Proposal #4: Approval of Amendment to Long-Term Incentive Plan

The Board of Directors recommends you vote <u>FOR</u> this proposal

- JPMorgan Chase's Long-Term Incentive Plan (the "Plan") was last approved by shareholders on May 17, 2011. Pursuant to its terms, the Plan has a four-year duration and will expire on May 31, 2015. The primary purpose of the amendment is to extend the term of the Plan for an additional 4 years (until May 31, 2019), and to authorize 95 million carryover shares from the existing Plan pool (canceling approximately 157 million shares out of the 252 million shares remaining, as of February 28, 2015)

- We believe that voting in favor of our proposed amendment to the Firm's Long-Term Incentive Plan is important, as a well-designed equity program serves to align employees' long-term economic interests with those of shareholders while incurring reasonable dilution to shareholders. Without such approval, the Firm would lose a critical shareholder alignment feature of our compensation framework

- The proposal is organized around three key considerations that we believe shareholders should focus on in their evaluation of our Plan:
  1. We use shares responsibly and have significantly reduced our request for shares to be made available under the Plan based on shareholder feedback.
  2. Our equity practices promote the long-term interests of shareholders and create a culture of success amongst our employees.
  3. Our equity program reinforces individual accountability through strong recovery provisions.



Historical Compensation Expense Ratio[3]



MANAGEMENT PROPOSALS

1 See note 3 on slide 12
2 See note 4 on slide 12
3 See note 5 on slide 12

7

JPMorgan Chase & Co.

Agenda

JPMORGAN CHASE PROXY DISCUSSION TOPICS

JPMorgan Chase & Co.

Proposal #5: Shareholder proposals

The Board of Directors recommends you vote __AGAINST__ this proposal

Proposal #5: Independent board chairman – require an independent chair (Proxy Statement pages 84-86)

- The Board has an unremitting fiduciary duty to act in the best interests of the Firm and its shareholders and should retain the responsibility to determine the leadership structure that will best serve those interests

- The Board's belief in the importance of retaining the flexibility to determine the best leadership structure is consistent with the policies and practices at other large companies
  - According to the Spencer Stuart Board Index 2014, only 14 S&P 500 companies (3%) have adopted a formal policy requiring separation of the Chairman and CEO roles.
  - For S&P 500 companies:
    - 266 companies (53%) combine the Chairman and CEO roles
    - 234 companies (47%) have separated the roles of Chairman and CEO
    - Of companies with separated roles, 138 (28% of the S&P 500) have named an independent Chairman
  - Most studies suggest there is no significant relationship between having separate Chairman and CEO roles and company performance
    - At least two recent studies found that performance of financially successful firms was actually hurt when they separated the Chairman and CEO roles[1]

- The Board regularly seeks and considers feedback from shareholders on the topic (see page 23 of the Proxy Statement for details)

- The Firm's current governance structure provides the independent leadership and management oversight sought by the proposal
  - The Lead Independent Director has a clearly defined role with a robust set of responsibilities (see page 18 of the Proxy Statement for additional details)

- The Firm's policies and practices provide independent oversight of management
  - Our Corporate Governance Principles require that a substantial majority of directors will be independent
  - Independent directors assess the performance and approve the compensation of the CEO and other members of the Operating Committee
  - Independent directors approve the Firm's primary risk policies as reflected in the charter of the Board's Risk Policy Committee

- The Board regularly reviews its membership, governance structure and policies to assess its effectiveness and identify areas of further consideration
  - See page 17 of the Proxy Statement for Factors the Board may consider as part of its review of its leadership structure

[1] "Apprentice, Departure, and Demotion: An Examination of the Three Types of CEO-Board Chair Separation," Ryan Krause and Matthew Semadeni, Academy of Management Journal, Vol.56, No.3, 805-826 (2013); "CEO Duality and Firm Performance: Evidence from an Exogenous Shock to the Competitive Environment," Tina Yang and Shan Zhao, Journal of Banking & Finance, Vol. 49, 534-553 (2014)

J.P.Morgan Chase & Co.

SHAREHOLDER PROPOSALS

Proposals #6-8: Shareholder proposals (cont'd)

The Board of Directors recommends you vote **AGAINST** these proposals

Proposal #6: Lobbying – report on policies, procedures and expenditures (Proxy Statement pages 87-88)

- We believe that it is in the shareholders' best interests for the Firm to be an effective participant in the policymaking process
- Our lobbying activities are subject to strong governance, including Board oversight
- We disclose on our website the principle trade associations to which we belong, which represent the interests of the financial services industry
- The Firm restricts organizations from using the Firm's funds for any election-related activity at the Federal, state or local level
- The Firm and trade associations to which we belong are subject to public disclosure obligations with respect to lobbying
- Similar proposals received in the last two years consistently received low levels of shareholder support

Proposal #7: Special shareowner meetings – reduce ownership threshold from 20% to 10% (Proxy Statement pages 89-90)

- We provide our shareholders holding at least 20% of shares outstanding with the rights to call a special meeting and act by written consent, consistent with our other strong corporate governance standards
  - According to the Sullivan & Cromwell 2014 Proxy Season Review, 60% of S&P 500 companies now provide shareholders with some right to call a special meeting
  - Of the S&P 500 companies incorporated in Delaware, the Firm's 20% threshold is equal to or lower than the comparable requirements at approximately three-quarters of those that give shareholders the right to call meetings
- The current ownership threshold provides procedural safeguards for the benefit of all shareholders
- We provide significant opportunities for shareholders to engage with management and the Board (see page 23 of the Proxy Statement for details)
- The Firm has strong corporate governance standards

Proposal #8: How votes are counted – count votes using only for and against (Proxy Statement pages 91-92)

- Our vote counting methodology is the same for shareholder-sponsored and management-sponsored proposals, is consistent with Delaware law and is followed by a majority of Delaware corporations
- Shareholders are aware of the treatment and effect of abstentions; counting abstention votes honors the intent of shareholders, and is consistent with our view that proponents of a proposal, whether management or a shareholder, should be able to persuade a majority of those present and eligible to vote affirmatively "for" the matter for it to be approved
- Our voting standard protects shareholders, providing a safeguard against actions by short-term or self-interested shareholders

J.P.Morgan Chase & Co.

SHAREHOLDER PROPOSALS

Proposals #9-10: Shareholder proposals (cont'd)

The Board of Directors recommends you vote <u>AGAINST</u> these proposals

Proposal #9: Accelerated vesting provisions – report names of senior executives and value of equity awards that would vest if they resign to enter government service (Proxy Statement pages 93-94)

- Government service compensation provisions help us to attract and retain the best and brightest employees, demonstrate the Firm's support for public service and add to our standing as an employer of choice

- The government service terms of our broad-based equity plan apply equally to all employees and are disclosed in relevant SEC filings

- Our proxy statement discloses detailed information about government service provisions and the value of unvested equity awards

- The government service accelerated distribution provisions <u>do not</u> provide employees with windfall earnings, they merely remove an impediment for employees to enter government service by enabling them, under specified conditions, to keep deferred equity compensation awarded for past service to the Firm

- Former employees who are not required by government ethics or conflicts of interest laws to divest their equity holdings are not eligible for accelerated distribution under the government service provisions and any equity awards not eligible for continued vesting under the terms of the plan are forfeited; they do not accelerate

Proposal #10: Clawback disclosure policy – disclose whether the Firm recouped any incentive compensation from senior executives (Proxy Statement pages 95-96)

- Our clawback provisions are rigorous and extensive (se e pages 55-57 of the Proxy Statement for details)

- Our compensation philosophy reflects our Board's commitment to transparency

- We have previously disclosed, both voluntarily and as required by our regulators, when we have applied clawbacks to senior executives and we anticipate that if circumstances caused clawbacks to be applied again to senior executives we would disclose such action

- The proposed disclosure requirement is overly prescriptive and may result in disclosure that is misleading to shareholders

J.P.MORGAN CHASE & CO.

SHAREHOLDER PROPOSALS

Notes

Notes on non-GAAP financial measures

1. Tangible common equity ("TCE"), return on tangible common equity ("ROTCE") and tangible book value per share ("TBVPS"), are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than MSRs), net of related deferred tax liabilities. ROTCE measures the Firm's earnings as a percentage of TCE. TBVPS represents the Firm's tangible common equity divided by period-end common shares. TCE, ROTCE, and TBVPS are meaningful to the Firm, as well as investors and analysts, in assessing the Firm's use of equity.

Additional notes on financial measures

2. Percentage of profits paid is equal to three year average CEO compensation divided by three year average net income. Total compensation is based on base salary, actual cash bonus paid in connection with the performance year, and target value of long-term incentives awarded in connection with the performance year. The most recently used data is 2013 since not all of our Financial Services Peer Group will have filed their proxy statements before the preparation of our own proxy statement. Source: Annual reports and proxy statements

3. Total Potential Dilution reflects the number of employee and director shares outstanding (including RSUs and SARs) plus the shares remaining in the LTIP Plan pool divided by the number of common shares outstanding at year end (based on Firm's annual reports).

4. Burn Rate reflects the number of shares (including RSUs and SARs) granted to employees and directors in a calendar year divided by the weighted average diluted shares outstanding (based on Firm's annual reports).

5. Compensation Expense Ratio reflects Compensation & Benefits expenses divided by total net revenue for each company. Source: Annual reports

JPMORGAN CHASE & CO.

JPMORGAN CHASE PROXY DISCUSSION TOPICS

Forward-looking statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current beliefs and expectations of JPMorgan Chase & Co.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause JPMorgan Chase & Co.'s actual results to differ materially from those described in the forward-looking statements can be found in JPMorgan Chase & Co.'s Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the Securities and Exchange Commission and is available on JPMorgan Chase & Co.'s website (http://investor.shareholder.com/jpmorganchase), and on the Securities and Exchange Commission's website (www.sec.gov). JPMorgan Chase & Co. does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

JPMorgan Chase & Co.

JPMORGAN CHASE PROXY DISCUSSION TOPICS